===========================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D
                Under the Securities and Exchange Act of 1934


                       Universal Technical Institute, Inc.
               ------------------------------------------------
                               (Name of Issuer)

                       Common Stock, $0.0001 par value
                ------------------------------------------------
                        (Title of Class of Securities)

                                  913915104
                ------------------------------------------------
                               (CUSIP Number)

                               Wendy Menefee
                      Pivot Point Capital Partners, LLC
                       One Sansome Street, Suite 2900
                          San Francisco, CA  94104
                               (415) 343-7074

                                   Copy to:
                                Julia Corelli
                             Pepper Hamilton LLP
                          2 Logan Square, Suite 3000
                          Philadelphia, PA  19103-2799
                                (215) 981-4000

                ------------------------------------------------
                 (Name, address and telephone number of Person
                Authorized to Receive Notices and Communications)


                                March 27, 2009
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
===========================================================================

                                SCHEDULE 13D
--------------------------                          -----------------------
--
CUSIP NO. 913915104                                            Page 2 of 14
---------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Pivot Point Capital Master, LP                                20-5031308
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                    (b) [ ]
---------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   WC*
---------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                   [ ]
---------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
---------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       --------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         1,410,294**
   OWNED BY EACH   --------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   --------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        1,410,294**
---------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,410,294**
---------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                      [ ]
---------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   5.6%
---------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
---------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
------------------------                          -------------------------
CUSIP NO. 913915104                                            Page 3 of 14
---------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Pivot Point Capital, LP                                       20-2259088
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                    (b) [ ]
---------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   WC*
---------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
---------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
---------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       --------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         1,410,294**
   OWNED BY EACH   --------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   --------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        1,410,294**
---------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,410,294**
---------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                      [ ]
---------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   5.6%
---------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
---------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                         ------------------------
CUSIP NO. 913915104                                            Page 4 of 14
---------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Pivot Point Capital Offshore, L.P.                            20-5085181
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                    (b) [ ]
---------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   WC*
---------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
---------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Cayman Islands
---------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       --------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         1,410,294**
   OWNED BY EACH   --------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   --------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        1,410,294**
---------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,410,294**
---------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                      [ ]
---------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   5.6%
---------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
---------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -----------------------
CUSIP NO. 913915104                                           Page 5 of 14
---------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Pivot Point Capital Offshore DS, Ltd.
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                    (b) [ ]
---------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   WC*
---------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
---------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Cayman Islands
---------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       --------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         1,410,294**
   OWNED BY EACH   --------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   --------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        1,410,294**
---------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,410,294**
---------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                      [ ]
---------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   5.6%
---------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    CO
---------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                               SCHEDULE 13D
--------------------------                          -----------------------
CUSIP NO. 913915104                                            Page 6 of 14
---------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Pivot Point Capital Partners, LLC                             20-1888857
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                    (b) [ ]
---------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
---------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
---------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
---------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       --------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         1,410,294**
   OWNED BY EACH   --------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   --------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        1,410,294**
---------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,410,294**
---------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                      [ ]
---------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.6%
---------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
---------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -----------------------
CUSIP NO. 913915104                                            Page 7 of 14
---------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Pivot Point Capital GP, LLC                                   20-2258940
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                    (b) [ ]
---------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
---------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
---------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
---------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       --------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         1,410,294**
   OWNED BY EACH   --------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   --------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        1,410,294**
---------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,410,294**
---------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                      [ ]
---------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.6%
---------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
---------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -----------------------
CUSIP NO. 913915104                                            Page 8 of 14
---------------------------------------------------------------------------

1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ANTHONY P. BRENNER
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                    (b) [ ]
---------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
---------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
---------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S.A.
---------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       --------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         1,410,294**
   OWNED BY EACH   --------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   --------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        1,410,294**
---------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,410,294**
---------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                      [ ]
---------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.6%
---------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
---------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                               SCHEDULE 13D
------------------------                          -------------------------
CUSIP NO. 913915104                                            Page 9 of 14
---------------------------------------------------------------------------
Item 1.     Security and Issuer

This Schedule 13D relates to the Common Stock, $0.0001 par value per share (the "Common Stock"), of Universal Technical Institute, Inc. a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 20410 North 19th Avenue, Suite 200, Phoenix, Arizona 85027.


Item 2.     Identity and Background

(a),(b),(c). This statement is filed jointly by (a) Pivot Point Capital Master, LP ("PPC Master"), (b) Pivot Point Capital, LP ("PPC LP"), (c) Pivot Point Capital Offshore, L.P. ("PPC Offshore"), (d) Pivot Point Capital Offshore DS, Ltd. ("DS Fund"), (e) Pivot Point Capital GP, LLC ("PPC GP"), (f) Pivot Point Capital Partners, LLC ("PPCP"), and (g) Anthony
P. Brenner (collectively, the "Reporting Persons").

PPC Master and PPC LP are Delaware limited partnerships. PPC Offshore is an exempted limited partnership organized under the laws of the Cayman Islands. DS Fund is an exempt corporation organized under the laws of the Cayman Islands. PPC Master, PPC LP, PPC Offshore and DS Fund are structured as a master-feeder, with PPC Master as the master fund and PPC LP, PPC Offshore and DS Fund as the feeder funds.

PPC GP is a Delaware limited liability company, the principal business of which is to serve as the general partner of PPC Master, PPC LP, PPC Offshore, and as the manager of DS Fund. PPCP is a Delaware limited liability company, the principal business of which is to render management services, including investment advisory services, to PPC Master, PPC LP, PPC Offshore and DS Fund.

Anthony P. Brenner is a US citizen and the sole Managing Member of PPC GP and PPCP.

The principal business address of all of the Reporting Persons is One Sansome Street, Suite 2900, San Francisco, CA 94104.

Anthony P. Brenner, a US citizen, is the CEO, President and managing member of PPC GP and PPCP. Todd F. Kirschner, a US citizen, and Raja S. Moorthy, a Canadian citizen, are both Vice Presidents and members of PPC GP and PPCP. Wendy L. Menefee, a US citizen, is a member of PPC GP and VP

                               SCHEDULE 13D
--------------------------                          -----------------------
CUSIP NO. 913915104                                           Page 10 of 14
---------------------------------------------------------------------------
Compliance and Chief Administrative Officer of PPCP. The principal business address of each of the aforementioned is One Sansome Street, Suite 2900, San Francisco, CA 94104.

(d),(e). None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.     Source and Amount of Funds or Other Consideration

The source of funds used for the purchase of the Issuer's securities was the working capital of PPC Master, PPC LP, PPC Offshore and DS Fund. The aggregate funds used by the Reporting Persons to make the purchases were $19,645,995.16.

Item 4.     Purpose of Transaction

The Reporting Persons have acquired the Issuer's Common Stock for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of
Schedule 13D.

                               SCHEDULE 13D
--------------------------                          -----------------------
CUSIP NO. 913915104                                           Page 11 of 14
---------------------------------------------------------------------------
The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.     Interest in Securities of the Issuer

(a),(b). According to the Issuer's Form 10Q filed with the Securities and Exchange Commission on February 3, 2009, there were 25,100,711 shares of Common Stock issued and outstanding as of January 29, 2009. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of 1,410,294 shares of Common Stock, representing 5.6% of the outstanding Common Stock, by PPC Master on behalf of the feeder funds, PPC LP, PPC Offshore and DS Fund. Shares reported as beneficially owned by PPC Master, PPC LP, PPC Offshore and DS Fund LP are also reported as beneficially owned by (i) PPC GP as the general partner of PPC Master, PPC LP and PPC Offshore and as Manager of DS Fund, and (ii) PPCP in its capacity as investment advisor to PPC Master, PPC LP, PPC Offshore and DS Fund.

Voting and investment power concerning the above shares are held solely by PPC GP and PPCP and Anthony Brenner as sole Managing Member of both entities. The Reporting Persons therefore may be deemed to be members of a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 1,410,294 shares of the Common Stock, which is 5.6% of the outstanding Common Stock. The filing of this Schedule 13D shall not be construed as an admission that any of the executive officers, managing members or members of PPCP and PPC GP is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by the Reporting Persons.

(c) The following shares of Common Stock were purchased by the Reporting Persons in the open market within the last sixty days:

Reporting Person             Trade Date           Shares        Price/Share
----------------             ----------          ---------      -----------
Pivot Point Capital          03/27/2009           50,000         12.2545
    Master, LP               03/30/2009           30,000         11.5134
                             03/31/2009           33,600         11.8540
                             04/01/2009           15,100         11.6734
                             04/03/2009           21,000         12.4207
                             04/06/2009           20,300         12.6111


(d) and (e)  Not applicable.

                               SCHEDULE 13D
--------------------------                          -----------------------
CUSIP NO. 913915104                                           Page 12 of 14
---------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described elsewhere in this Report and as previously reported, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer's Common Stock which are required to be described hereunder.

Item 7.     Material to Be Filed as Exhibits

Exhibit 1:  Joint Filing Agreement

                               SCHEDULE 13D
--------------------------                          -----------------------
CUSIP NO. 913915104                                           Page 13 of 14
---------------------------------------------------------------------------

                                  SIGNATURE
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                           Pivot Point Capital Master, LP, by
                           Pivot Point Capital GP, LLC, its General Partner

                           By:     /s/ Anthony P. Brenner
                              --------------------------------------
Dated:  April 6, 2009         Anthony P. Brenner, Managing Member

                           Pivot Point Capital, LP, by
                           Pivot Point Capital GP, LLC, its General Partner

                           By:     /s/ Anthony P. Brenner
                              --------------------------------------
Dated:  April 6, 2009         Anthony P. Brenner, Managing Member

                           Pivot Point Capital Offshore, L.P., by
                           Pivot Point Capital GP, LLC, its General Partner

                           By:     /s/ Anthony P. Brenner
                              --------------------------------------
Dated:  April 6, 2009         Anthony P. Brenner, Managing Member

                           Pivot Point Capital Offshore DS, Ltd., by
                           Pivot Point Capital GP, LLC, its Manager

                           By:     /s/ Anthony P. Brenner
                              --------------------------------------
Dated:  April 6, 2009         Anthony P. Brenner, Director

                           Pivot Point Capital GP, LLC
                           By:     /s/ Anthony P. Brenner
                              --------------------------------------
Dated:  April 6, 2009         Anthony P. Brenner, Managing Member

                           Pivot Point Capital Partners, LLC

                           By:     /s/ Anthony P. Brenner
                              --------------------------------------
Dated:  April 6, 2009         Anthony P. Brenner, Managing Member

                                     /s/ Anthony P. Brenner
                              --------------------------------------
Dated:  April 6, 2009                  Anthony P. Brenner

                               SCHEDULE 13D
--------------------------                        -------------------------
CUSIP NO. 913915104                                           Page 14 of 14
---------------------------------------------------------------------------
                                 Exhibit 1

                           JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Universal Technical Institute, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.


                           Pivot Point Capital Master, LP, by
                           Pivot Point Capital GP, LLC, its General Partner

                           By:     /s/ Anthony P. Brenner
                              --------------------------------------
Dated:  April 6, 2009         Anthony P. Brenner, Managing Member

                           Pivot Point Capital, LP, by
                           Pivot Point Capital GP, LLC, its General Partner

                           By:     /s/ Anthony P. Brenner
                              --------------------------------------
Dated:  April 6, 2009         Anthony P. Brenner, Managing Member

                           Pivot Point Capital Offshore, L.P., by
                           Pivot Point Capital GP, LLC, its General Partner

                           By:     /s/ Anthony P. Brenner
                              --------------------------------------
Dated:  April 6, 2009         Anthony P. Brenner, Managing Member

                           Pivot Point Capital Offshore DS, Ltd., by
                           Pivot Point Capital GP, LLC, its Manager

                           By:     /s/ Anthony P. Brenner
                              --------------------------------------
Dated:  April 6, 2009         Anthony P. Brenner, Director

                           Pivot Point Capital GP, LLC
                           By:     /s/ Anthony P. Brenner
                              --------------------------------------
Dated:  April 6, 2009         Anthony P. Brenner, Managing Member

                           Pivot Point Capital Partners, LLC

                           By:     /s/ Anthony P. Brenner
                              --------------------------------------
Dated:  April 6, 2009         Anthony P. Brenner, Managing Member

                                     /s/ Anthony P. Brenner
                              --------------------------------------
Dated:  April 6, 2009                  Anthony P. Brenner